NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

February 10, 2010

EDGAR and FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Ms. Cathey Baker or Mr. James Lopez

Re:	NeoStem, Inc. Registration Statement on Form S-1 File No. 333- 163741

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), NeoStem, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 5:00 p.m., Washington Time, on Thursday, February 11, 2010, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Catherine M. Vaczy
Name: Catherine M. Vaczy
Title: Vice President and General Counsel

CC:	Facsimile: 703/813-6963 202/772-9206 Gregory Sichenzia, Esq.